SunAmerica Series Trust
Shareholder Information

Supplemental Proxy Information: A Special Meeting of the Shareholders of the SunAmerica Series Trust was held on February 23, 2001. Each of the Portfolios voted if favor of adopting the following proposals, therefore, the results are aggregated for the Trust unless otherwise specified.


1. To elect a slate of six members to the Board of trustees to hold office until their successors are duly elected and qualified.

                        Votes in          Votes             Votes
                        Favor of          Against           Abstained

Monica C. Lozano        747,930,239       0                 11,909,621
Allan L. Sher           748,023,283       0                 11,816,577
Jana W. Greer           748,517,062       0                 11,322,798
Bruce G. Willison       748,945,576       0                 10,894,284
Carl D. Covitz          748,931,959       0                 10,907,901
Gilbert T. Ray          748,891,412       0                 10,948,448


2. To approve a new subadvisory agreement between SAAMCo and Davis Selected Advisers LP ("Davis") on behalf of each of the Davis Venture Value and Real Estate Portfolios of SunAmerica Series Trust, the terms of which are identical in all material respects to the existing subadvisory agreement.

                        Votes in          Votes             Votes
Name of Portfolio       Favor of          Against           Abstained

Davis Venture Value     738,468,310       6,232,694         15,138,856
Real Estate             738,921,469       5,782,381         15,136,010


3. To ratify the selection of independent accountants for its current fiscal year.

                        Votes in          Votes             Votes
                        Favor of          Against           Abstained

                        744,087,124       4,506,826         11,245,910